November 13, 2024

Fanghan Sui
Chief Executive Officer
Classover Holdings, Inc.
8 The Green, #18195
Dover, DE 19901

Hui Luo
Chief Executive Officer
Class Over Inc.
450 7th Avenue, Suite 905
New York, NY 10123

       Re: Classover Holdings, Inc.
           Class Over Inc.
           Amendment No. 4 to Draft Registration Statement on Form S-4 Submitted October 28, 2024
           CIK No. 0002022308
Dear Fanghan Sui and Hui Luo:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form S-4 Submitted October 28, 2024
Proposal 1: The Business Combination Proposal
Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 85
 November 13, 2024
Page 2

1.    Refer to the dilution table presented on page 88. The Net Tangible Book
Value
      amounts used to calculate your net tangible book value per share (NVPS) under all redemption levels appear to be the combined entity's pro forma total
shareholder   s
      equity calculated in accordance with Article 11 of Regulation S-X. The numbers of
      Pro Forma Pubco Shares at Closing used to calculate your NVPS include the Pubco
      Class A common shares and Pubco Class B common shares to be issued to the existing Classover security holders in the de-SPAC transaction. The pro forma
      amounts presented are not consistent with the requirements in Item 1604(c) of
      Regulation S-K; therefore, please revise your NVPS calculation using the SPAC's net
      tangible book value divided by the number of SPAC   s common stock
outstanding as
      of the most recent balance sheet date based on selected redemption levels. Please present the adjustments that give effect to each source of dilution, such as material probable or consummated transactions and other material effects on the SPAC's net tangible book value from the de-SPAC transaction (e.g., reclassification from trust account, all financing transactions, payments of compensation to a SPAC sponsor, de-
      SPAC transaction costs, etc.), while excluding the de-SPAC transaction itself. Also, present the adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted (e.g., PIPE Shares, shares issued upon debt conversion, other share adjustments--excluding the de-SPAC transaction itself--that are probable of occurring prior to or in conjunction with the de-
      SPAC transaction, etc.). Refer to Item 1604(c) of Regulation S-K.
2. We note your response to prior comment 5 and your disclosure revisions on page 88.
      Please tell us your consideration of including PIPE Financing in your Adjusted Net
      Tangible Book Value calculation.
       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Kelly Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services